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                                                                   EXHIBIT NO. 1
FOR RELEASE

     January 14, 1999
     3:30 p.m. (CST)


Deltic Timber Corporation (NYSE-DEL) announced today that its Board of Directors has authorized the repurchase, initially, of up to $10,000,000 of its common stock. The repurchases may be effected from time to time in the open market or in private transactions, subject to market conditions and on such terms as management deems appropriate. Management anticipates that certain of the purchased shares will be reissued in connection with exercises of stock options.

Mr. Ron L. Pearce, President and Chief Executive Officer, said "Our potential investment in Deltic's common stock, which we consider to be in the best interest of our long-term investors, reflects our confidence in the Company's future and our commitment to enhancing shareholder value. The purchases will be financed from available cash flow and existing debt facilities."

"We are convinced that the current price of Deltic's common stock does not reflect the true value of our Company, both currently and after consideration of its long-term prospects," commented Mr. Robert C. Nolan, Chairman. "The repurchase of shares is an attractive investment opportunity and will not inhibit our strategic objectives to continue to grow the business," he added.

Statements made in this press release which look forward in time involve risk and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results of the stock repurchase program may differ significantly and materially from management's expectations. For example, Deltic may not repurchase any shares or may not repurchase the entire amount it expects to acquire, due to a number of factors, including the prices at which such shares may be acquired and the possibility that other opportunities may arise which represent more attractive vehicles to enhance shareholder value.